Exhibit 99.41

DIGIHOST ANNOUNCES CEO $1.00 SALARY FOR 2021 AND PROVIDES UPDATE ON 2021 STRATEGIC PLAN

Vancouver, BC –December 30, 2020 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCPK: HSSHF) is pleased to announce that Michel Amar, Chief Executive Officer of the Company, has committed to accept a salary of $1.00 for the year of 2021.

Michel Amar, CEO, stated: “I believe that 2021 will be an amazing year for blockchain and Bitcoin adoption. Our goal is to grow the company exponentially and increase our profitability in the upcoming year. To show the shareholders and investors my level of commitment and faith in the future of Digihost, I would like to evidence my dedication to and focus on the Company by accepting a salary of $1.00 for 2021!”

Digihost is also pleased to share its strategies for the upcoming year. The Company’s strategic plan for the year 2021 will be focused on aggressively pursuing opportunities to acquire new miners and increase its Bitcoin mining capacity, with the goal of utilizing the additional power output available to the Company.

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain company primarily focused on Bitcoin mining. The Company’s mining facility is located in Buffalo, N.Y., and is equipped with an 18.7MVA 115,000-kilovolt-ampere outdoor substation with an option to increase the power output to 42MVA.

For further information, please contact:

Digihost Technology Inc.

Michel Amar, Chief Executive Officer

Email: michelamar@me.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes forward-looking statements that are subject to risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause the actual results of Digihost and its investee companies to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. All statements contained in this news release, other than statements of historical fact, are to be considered forward-looking. Although Digihost believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information. Digihost does not undertake to update any forward-looking information except in accordance with applicable securities laws.